EXHIBIT 99.1

FILED VIA EDGAR

May 25, 2011

Securities and Exchange Commission
100 F Street NE
Washington, DC  20549

RE:           Joint Insured Fidelity Bond for Investment Companies – SEC Rule 17g-1
  MassMutual Participation Investors (File No. 811-5531)

Sir or Madam:

Pursuant to SEC Rule 17g-1(g)(1)(B) under the Investment Company Act of 1940, as amended (the “1940 Act”), enclosed herewith for filing on behalf of MassMutual Participation Investors (the “Trust”) are the following:

1)
Copy of the Investment Company Bond (Bond No. 234-64-44 - 01) issued by Great American Insurance Company of Cincinnati, Ohio, a member of the Great American Insurance Group (the “Bond”), effective November 4, 2010 and delivered to the Trust on May 17, 2011;

2)
Certified copy of the resolutions dated October 22, 2010 of the Trust’s Board of Trustees, including a majority of the Trustees who are not “interested persons” (as defined by the 1940 Act) of the Trust, approving the amount, type, form and coverage of the Bond and the portion of the premium to be paid by the Trust; and

3)	Copy of the agreement effective November 4, 2010 between the Trust and MassMutual Corporate Investors entered into pursuant to paragraph (f) of Rule 17g-1.

The Trust would have provided and maintained a single bond in the amount of $525,000, if it was not named as an insured under a joint insured bond.  Premiums on the Bond were paid through November 4, 2011, the expiration date of the Bond.

Very truly yours,

/s/ Janice M. Bishop

Janice M. Bishop
Associate Secretary

Exhibits